Mail Stop 4561

May 2, 2008

Mordechai Guttman
Chief Executive Officer
HPC POS System, Corp.
220 Little Falls Road, Unit #4
Cedar Grove, NJ 07009

> **Re:** **HPC POS System, Corp.**
> **Amendment No. 1 to Form S-1**
> **Filed April 10, 2008**
> **File No. 333-149188**

Dear Mr. Guttman:

We have limited our review of your registration statement to those issues addressed in our comments below. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

General

1. We note your disclosure on page 16 that your president, Mordechai Guttman, will be considered to be an underwriter for the purposes of this offering. Elsewhere you have disclosed that he will be registering approximately 56.4% of the total shares being registered. It appears, therefore, that the offering by Mr. Guttman, as an affiliate of the company, constitutes an offering "by or on behalf of the registrant" within the meaning of Rule 415 of Regulation C. In this regard, because your company does not appear to be eligible to conduct an "at-the-market" offering under Rule 415(a)(4) and

(a)(1)(x), the offering terms should be revised to state a fixed price for the shares offered by Mr. Guttman for the duration of the offering. Please tell us how you intend to conduct the offering of the shares held by Mr. Guttman on a delayed and continuous basis under Rule 415.

Management's Discussion and Analysis or Plan of Operation, page 18

Liquidity, page 19

2.   On page 20, you state that you hope to use your status as a public company to use non-cash means of settling obligations and to increase your chances of expanding your business. Please describe any obligations the company seeks to settle. Further, please revise your disclosure to state, if true, that you have no current plans, commitments, or arrangements to enter into any merger or acquisition. If you have entered into any negotiations, received a letter of intent, or otherwise initiated the process of identifying and acquiring a business opportunity, even if a specific transaction has not been identified, describe those steps in your registration statement.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, please contact Evan S. Jacobson at (202) 551-3428, or in his absence, Maryse Mills-Apenteng, at (202) 551-3457. If you thereafter require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 644-6498
       Gary B. Wolff, Esq.